UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 1-7657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN EXPRESS COMPANY

World Financial Center

200 Vesey Street

New York, New York 10285

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

Year Ended December 31, 2009

*	Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Administration Committee of

American Express Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American Express Retirement Savings Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

June 24, 2010

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Participant-directed investments, at fair value	$2,367,023,758	$1,574,824,470
Stable Value Fund Investments, at fair value:
Investment contracts	453,669,014	433,394,083
Other investments	113,711,450	118,167,935
Wrapper contracts	1,558,066	1,006,490

Total investments, at fair value	2,935,962,288	2,127,392,978

Due from brokers	2,399,348	1,817,927
Cash (non-interest bearing)	52,123	11,931,443
Receivables:
Investment income accrued	1,823,518	1,952,193
Employer contributions:
Profit sharing	30,826,381	37,423,881
Other than profit sharing	2,425,685	24,541,348
Employee contributions receivables	2,602,909	—

Total Assets	2,976,092,252	2,205,059,770

Liabilities
Due to brokers	1,291,146	987,794
Accrued expenses	1,009,105	709,323

Total Liabilities	2,300,251	1,697,117

Net assets reflecting investments, at fair value	2,973,792,001	2,203,362,653

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(15,822,558)	(12,673,901)

Net assets available for benefits	$2,957,969,443	$2,190,688,752

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

Contributions
Employer
Profit sharing	$30,824,374
Other than profit sharing	48,134,023
Employee	114,280,206
Rollovers	2,961,292

Total contributions	196,199,895

Investment income
Interest and dividends	29,214,665
Interest on participant loans	5,455,662
Net appreciation in fair value of investments	733,858,255

Total investment income	768,528,582

Withdrawal payments	(197,447,786)

Net increase in net assets available for benefits	767,280,691
Net assets available for benefits at beginning of year	2,190,688,752

Net assets available for benefits at end of year	$2,957,969,443

See accompanying notes to the financial statements.

1.	Description of the Plan

General

The American Express Retirement Savings Plan, (the “Plan”), which became effective June 11, 1973, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire and are eligible to receive Company contributions, if any, upon completion of one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan. The Plan Document should be referred to for more complete information. In the event of a conflict between the following description and the Plan Document, the Plan Document shall control.

Administration

On December 31, 2008, Wachovia Bank, N.A., the Trustee and Recordkeeper for the Plan, became part of Wells Fargo & Company. The Plan is administered by the Company’s Employee Benefits Administration Committee (the “EBAC”) and the Company’s Retirement Savings Plan Investment Committee (the “RSPIC”). The Plan Document requires that the American Express Company Stock Fund be offered as an investment option. The RSPIC has the power to select the other investment options available under the Plan and the manner in which certain investments of the Plan are invested. Subject to Plan limits, the RSPIC has the power to appoint investment managers to make investment decisions. The members of the EBAC are appointed by the Chief Executive Officer as authorized by the Compensation and Benefits Committee of the Board of Directors of the Company. The members of the RSPIC are set forth in the Plan Document.

Compensation

The participant compensation that is used in the calculation of Plan contributions generally includes an employee’s base pay plus overtime, shift differentials, and most commissions and incentives. For participants above certain salary grades, as defined by the Plan, effective January 1, 2008, compensation does not include any incentive pay which, in the aggregate, is in excess of one times their base salary when calculating Company contributions.

For purposes of the Plan, compensation is limited to a participant’s regular cash remuneration up to a maximum of $245,000 and $230,000 in 2009 and 2008, respectively, before tax deductions and certain other withholdings.

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Each pay period, participants may make before-tax contributions, after-tax contributions up to 10% of eligible compensation, or a combination of both, not to exceed 80% of their compensation, to the Plan through payroll deduction. The Internal Revenue Code (the “Code”) imposes a limitation that is adjusted annually for cost of living increases on participants’ before-tax contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. For 2009 and 2008, this limit was $16,500 and $15,500, respectively, for participants under age 50 and $22,000 and $20,500 respectively, for participants over age 50. The Plan complied with nondiscrimination requirements under the Code during 2009 and 2008.

Company Matching Contributions

Except as described in the following paragraph, the Company matches 100% of a participant’s before-tax contributions quarterly up to 5% of annual compensation after a participant’s completion of one year of service.

From July 1, 2007 through December 31, 2009, the Company matched 100% of Global Travel Services participant before-tax contributions up to 4% of compensation. Effective January 1, 2010, for all eligible Global Travel Services participants, the Company matches 100% of participants’ before-tax contributions up to 5% of compensation upon a participant’s completion of one year of service. Global Travel Services employees are generally those participants employed within Global Travel Services (Global Business Travel and Global Foreign Exchange Services) who were not employed by the Company or an affiliate as of December 31, 2004 or who were employed but who were younger than age 40 on December 31, 2004 or who, regardless of age, had less than five years of service on December 31, 2004.

Effective January 1, 2010, a participant no longer needs to be employed by the Company on the last working day of the quarter to receive Company Matching Contributions.

Profit Sharing Contributions

Upon a participant’s completion of one year of service, additional Company contributions up to 5% of a participant’s compensation may be made annually at the Company’s discretion which can be based, in part, on the Company’s performance. Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that plan year. Profit Sharing Contributions to eligible participants are made regardless of whether the eligible participant contributes to the Plan. Profit Sharing Contributions for employees other than eligible Global Travel Services (Global Business Travel and Global Foreign Exchange Services) participants comprised 1.75% and 2.25% of participant compensation in 2009 and 2008, respectively. Eligible Global Travel Services (Global Business Travel and Global Foreign Exchange Services) participants received Profit Sharing Contributions equal to 1.00% of their compensation in both 2009 and 2008.

Qualified Non-elective Contribution

Effective January 1, 2008, the Company may make Qualified Non-elective Contributions (“QNEC”). A QNEC is a discretionary, fully vested contribution. The Company may designate all or part of a Company Profit Sharing Contribution as a QNEC. Alternatively, the Company may, in its sole discretion, make an additional contribution designated as QNEC. Any QNECs are fully vested when made and distributable only under circumstances that permit distributions of before-tax contributions (excluding hardship withdrawals). QNECs may be allocated as a uniform percentage of eligible compensation for designated employees and may be restricted to only such employees employed on the last day of the plan year. Alternatively, the Company may direct that QNECs be allocated among specifically designated non-highly compensated employees in varying percentages of compensation as permitted by law.

Company Stock Contribution

In addition to the Company Matching Contributions and Profit Sharing Contributions summarized above, prior to July 1, 2007, the Plan provided for Company Stock Contributions. This contribution was initially invested in the American Express Company Stock Fund, but could be immediately moved to another investment offering under the Plan. Effective July 1, 2007, the Company discontinued Company Stock Contributions.

Conversion Contributions

For eligible employees on the Company’s United States payroll or on unpaid leave of absence on July 1, 2007 and who generally commenced service prior to April 1, 2007, the Company makes Conversion Contributions equal to a percentage of compensation. The amount of the participant’s Conversion Contributions is based on his/her projected attained age plus completed years of service with the Company as of December 31, 2008 and varies depending on the division of employment. Conversion Contributions range from 0-8% of compensation.

Disability Contributions

Certain qualifying participants who become disabled, as defined in the Plan, are eligible to receive contributions similar to Company Conversion, Profit Sharing and/or Matching Contributions.

Suspension of Company Contributions into the Plan

For pay periods beginning on or after March 30, 2009 through December 31, 2009, the Company suspended Company Matching Contributions and certain Company Conversion Contributions to the Plan. Company Conversion Contributions continued for eligible employees who were considered “retirement eligible,” meaning those employees who were at least 55 years old and had at least 10 years of service as of December 31, 2009.

Company Matching Contributions continued for eligible employees who were hired pursuant to the requirements of the Asset Purchase Agreement dated as of March 26, 2008, among General Electric Capital Corporation, GE Capital Financial Inc., General Electric Company, American Express Travel Related Services Company, Inc. and American Express Bank, FSB. The contributions to certain disabled participants described above also continued. Effective January 1, 2010, Company Matching and Conversion Contributions resumed in 2010 for those participants who qualify.

Transfer of Account Balances

A participant’s account balance may be transferred among the Plan’s investment options upon receipt of instructions from the participant.

Participant Rollovers

A Rollover contribution is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers are accepted into the Plan, but are not subject to Company contributions.

Vesting

Participants are immediately vested in their elective before-tax and after-tax contributions, rollovers, if any, and Company Stock Contributions made by the Company prior to July 1, 2007 as well as the investment earnings on the foregoing. Other contributions become vested as set forth below:

Company Matching Contributions

As of January 1, 2010, all post-2009 Matching Contributions and investment earnings are immediately 100% vested. In addition, if a participant was actively employed on January 1, 2010, any pre-2010 Company Matching Contributions also became 100% vested.

Prior to January 1, 2010, the vesting of Matching Contributions depended on eligibility for Conversion Contributions as follows:

•	If a participant was eligible for Conversion Contributions, their Matching Contributions and investment earnings thereon were 100% vested.
•

If a participant was not eligible for Conversion Contributions, Matching Contributions and investment earnings thereon made for payroll periods ending after July 1, 2007 were 100% vested after three years of service (as defined in the Plan), or if still employed by the Company or an affiliate at or after attainment of age 65, disability or death.

Profit Sharing Contributions

Currently, all Profit Sharing Contributions and investment earnings thereon are 100% vested after three years of service or if still employed by the Company or an affiliate at or after attainment of age 65, disability or death.

Qualified Non-elective Contributions

Qualified Non-elective Contributions are immediately 100% vested.

Conversion Contributions

Conversion Contributions and investment earnings thereon are 100% vested after three years of service, or if still employed by the Company or an affiliate at or after attainment of age 65, disability or death.

Disability Contributions

Disability Contributions are always 100% vested as soon as they are deposited into the Plan.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts are used to pay investment expenditures or to reduce future Company contributions. Forfeited non-vested balances were $8,690,079 and $2,173,121 as of December 31, 2009 and 2008, respectively. Profit Sharing Contributions made to the Plan were reduced by $2,165,719 from forfeited account balances in 2009.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and plan assets will be distributed in accordance with the Plan Document.

Loan Program

Participants are allowed to apply for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code. General purpose loans are limited to terms of 59 months. Loans to purchase a principal residence have a maximum term of 359 months. Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment.

Loans are collateralized by the participant’s remaining vested account balance and the interest rate is fixed based on the prime rate for the month prior to the month in which the loan request is processed. In the event of a loan default, the EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan, thereby subjecting the participant to income tax plus any penalties imposed by the Code based on the loan balance. Loans to participants at December 31, 2009 were at interest rates varying from 3.25% to 9.50% and will mature at various dates through October 2039.

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through participant and Company contributions and Rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant.

Distributions and Withdrawals

Upon disability, death or retirement at or after attaining the Plan’s normal retirement age (65), participants or their beneficiaries are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. If employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, if applicable, shares of any investment available through the Self-Managed Brokerage Account (“SMBA”), or a combination of cash and shares. If the account balance is greater than $1,000, a participant may elect to defer distribution until the April of the year following the year in which the participant attains age 70-1/2. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment. Participants may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Distributions and withdrawals are recorded when paid.

Expenses

The Company and the participants share the costs of administering the Plan. Certain administrative expenses such as audit and legal fees are paid by the Company. Expenses related to investment funds, such as investment management fees, brokerage commissions, stock transfer, or other taxes and charges incurred in the purchase or sale of investments, are generally paid out of the applicable investment funds. Fees, commissions, and other charges and administrative expenses that are attributable to the investment funds as a whole are generally paid from the Trust. These expenses are included within net appreciation (depreciation) in fair value of investments on the Statement of Changes in Net Assets Available for Benefits. These expenses were $9,329,723 for the year ended December 31, 2009. Additional expenses are associated with the SMBA and participants electing to invest through the SMBA are charged directly for these fees through their SMBA. The Trust does not pay any fees or expenses associated with the SMBA.

2.	Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Accounting estimates are an integral part of the financial statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to fair value measurements. These accounting estimates reflect the best judgment of management, but actual results could differ.

Investment Valuation and Income Recognition

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest income arose with the exception of the American Express Company Stock Fund which is an Employee Stock Ownership Plan (“ESOP”). The ESOP holds shares of American Express Company stock on behalf of participants. Dividends are automatically reinvested in the Fund, unless participants elect that the dividends paid with respect to their interest in the Fund be distributed in cash in the form of withdrawal payments.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010. The adoption of the provisions of this guidance is not expected to materially impact the Plan’s financial statements.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on net assets available for benefits or net increase in net assets available for benefits as previously reported.

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and is based on the Plan’s principal or most advantageous market for the specific asset or liability.

GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

•	Level 1 – inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

-	Quoted prices for similar assets or liabilities in active markets
-	Quoted prices for identical or similar assets or liabilities in markets that are not active
-	Inputs other than quoted prices that are observable for the asset or liability
-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

•

Level 3 – inputs that are unobservable and reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g. internally derived assumptions surrounding the timing and amount of expected cash flows).

As summarized in the tables below, the Plan has financial assets that are measured at fair value on a recurring basis. For the year ended December 31, 2009, the Plan did not have any significant assets or liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

The following table summarizes the Plan’s financial assets at fair value on a recurring basis by GAAP’s valuation hierarchy (as described above) as of December 31, 2009:

Description	Total	Level 1	Level 2	Level 3
Money market funds	$27,827,807	$27,827,807	$—	$—
Domestic common stocks	1,259,857,195	1,259,857,195	—	—
Fixed income securities	811,176	—	811,176	—
Common/collective trusts
Bond funds	127,295,381	—	127,295,381	—
Domestic equity funds	144,349,171	—	144,349,171	—
International equity funds	103,645,765	—	103,645,765	—
Mutual funds
Fixed income obligations	177,171,868	177,171,868	—	—
Balanced fund	4,741,735	4,741,735	—	—
Domestic equity funds	177,852,545	177,852,545	—	—
International equity funds	247,637,448	247,637,448	—	—
Stable Value fund
Money market funds	34,635,629	34,635,629	—	—
Fixed income funds	423,162,259	—	423,162,259	—
Common/collective trusts
Fixed income funds	109,582,576	—	109,582,576	—
Wrapper contracts	1,558,066	—	—	1,558,066
Participant loans	95,833,667	—	—	95,833,667

Total	$2,935,962,288	$1,929,724,227	$908,846,328	$97,391,733

The following table summarizes the Plan’s financial assets at fair value on a recurring basis by GAAP’s valuation hierarchy (as described above) as of December 31, 2008:

Description	Total	Level 1	Level 2	Level 3
Money market funds	$14,355,798	$14,355,798	$—	$—
Domestic common stocks	748,071,457	748,071,457	—	—
Common/collective trusts
Bond funds	126,567,907	—	126,567,907	—
Domestic equity funds	193,437,186	—	193,437,186	—
International equity funds	88,372,714	—	88,372,714	—
Mutual funds
Fixed income funds	111,684,171	111,684,171	—	—
Balanced funds	3,719,229	3,719,229	—	—
Domestic equity funds	43,967,863	43,967,863	—	—
International equity funds	151,722,307	151,722,307	—	—
Stable Value fund
Money market funds	127,195,262	127,195,262	—	—
Fixed income funds	321,162,688	—	321,162,688	—
Common/collective trusts
Fixed income funds	103,204,068	—	103,204,068	—
Wrapper contracts	1,006,490	—	—	1,006,490
Participant loans	92,925,838	—	—	92,925,838

Total	$2,127,392,978	$1,200,716,087	$832,744,563	$93,932,328

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 financial instruments for the years ended December 31, 2009 and 2008:

	2009		2008
	Participant Loans	Wrapper Contracts	Participant Loans	Wrapper Contracts
Balance, beginning of year	$92,925,838	$1,006,490	$90,454,543	$871,239
Purchases, sales, issuances and settlements (net)	2,907,829	—	2,471,295	—
Unrealized gains (losses) relating to instruments still held at the reporting date	—	551,576	—	135,251

Balance, end of year	$95,833,667	$1,558,066	$92,925,838	$1,006,490

Valuation Techniques Used in Measuring Fair Value

GAAP requires disclosure of the estimated fair value of all financial instruments. A financial instrument is defined as cash, evidence of an ownership in an entity, or a contract between two entities to deliver cash or another financial instrument or to exchange other financial instruments. The disclosure requirements for the fair value of financial instruments exclude leases, equity method investments, affiliate investments, pension and benefit obligations, insurance contracts and all non-financial instruments.

For the financial assets measured at fair value on a recurring basis (summarized in the valuation hierarchy table on the previous page), the Plan applies the following valuation techniques to measure fair value:

•

Investments in American Express Company common stock, other stock, and active publicly traded equity and fixed income securities are valued at the official closing price of U.S. public exchanges or, if there is no official closing price that day, at the last sales price. These investments are classified in Level 1 of the fair value hierarchy.

•

Mutual funds held within the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission under the Investment Company Act of 1940. These investments are required to make publicly available the daily NAV of the fund and to transact at this price. Hence, open-end mutual funds transact at quoted prices. In addition, the mutual funds held by the Plan are actively traded. These investments are classified within Level 1 of the fair value hierarchy.

•

Common/collective trusts are investment funds formed by the pooling of investments by institutional investors, such as a group of not necessarily affiliated pension or retirement plans, typically with the intention of achieving cost savings over similar investment options such as mutual funds. Common/collective trusts are similar to mutual funds, with a named investment manager and documented investment objective. These investments, however, are non-registered and participation is not open to the public. The NAV is measured by the custodian or investment manager as of the close of regular trading. These investments are classified within Level 2 of the fair value hierarchy.

•

When quoted prices in an active market are not available, the fair market values for the Plan’s fixed income securities are obtained primarily from a pricing service vendor engaged by the Plan’s trustee, and the Plan receives one price for each security. The fair values provided by the pricing service are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques applied by the pricing service vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, broker-dealer quotes, all with reasonable levels of transparency. The pricing service does not apply any adjustments to the pricing models used, nor does the Plan apply any adjustments to prices received from the pricing service. In addition, no adjustments were deemed necessary to the prices provided by the pricing service as a result of current market conditions. Although the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets, the pricing models used do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value. The Plan has reaffirmed its understanding of the valuation techniques used by its pricing service. In addition, the Plan corroborates the prices provided by its pricing service to test their reasonableness by comparing their prices to valuations from different pricing sources as well as comparing prices to the sale prices received from sold securities. As of December 31, 2009, certain of the Plan’s fixed income securities are classified within Level 2 of the fair value hierarchy.

•

Fully benefit-responsive investment contracts are valued at fair value within Level 2 of the fair value hierarchy, with an adjustment for contract value on the Statement of Net Assets Available for Benefits. Contract value represents the face amount of the contract plus interest at the contract rate. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and the investment contract. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. Fair value for synthetic contracts is estimated based on the quoted market prices of the underlying fixed income securities. Wrap contracts are purchased to protect against the loss of value on the underlying fixed income securities. The wrap contracts are valued on the basis of the present value of the estimated three year wrap contract fee. The adjustment to contract value represents the remaining difference between the combined fair value of underlying fixed income securities and the wrap contracts, versus the wrap contract value. These wrap contracts are classified within Level 3 of the fair value hierarchy.

•	Participant loan accounts are valued at amortized cost, which approximates fair value and are classified within Level 3 of the fair value hierarchy.

The Plan’s valuation techniques used to measure the fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investments could result in different estimates of fair value at the reporting date.

4.	Investments

Investment Elections

The investment options available to participants are the SMBA, the American Express Company Stock Fund and five core investment funds (“Core Investment Funds”): The Stable Value Fund, The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund and The International Equity Fund. In addition, participants may elect to contribute to funds that invest in a mix of assets from the Core Investment Funds based on target retirement dates (“Retirement Funds”). The balances of the Core Investment Funds in the financial statements include the amounts held in the Retirement Funds. A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open, with the exception of the SMBA. The SMBA has a minimum initial transfer of $3,000 and additional funds must be transferred in increments of at least $500. Contributions cannot be made directly to the SMBA; funds may only be transferred from other Plan investment options, other than the Stable Value Fund, to the SMBA.

A brief description of the investments available to participants at December 31, 2009 is set forth below:

Core Investment Funds

The Core Investment Funds are managed by multiple investment managers and represent broad asset classes, comprising several different investments.

The Stable Value Fund

Invests in high quality fixed income securities such as treasuries, government agencies, government-backed securities and various investment contracts, directly or indirectly, offered by insurance companies or other financial institutions. Contracts may be subject to penalties if they are terminated before their stated maturity if the purpose for termination is other than to obtain funds for ordinary participant benefit payments. Certain factors may limit the ability of the Plan to transact at contract value with the issuer including premature termination of the contracts by the Plan, layoffs, plan termination, bankruptcy, mergers and early retirement incentives.

The average yield on investment contracts was 4.18% and 4.96% for 2009 and 2008, respectively. The weighted average crediting rates on investment contracts was 3.52% and 4.56% as of December 31, 2009 and 2008, respectively. Ameriprise Trust Company (“ATC”) acts as investment manager for The Stable Value Fund. The goal of this fund is to protect original investment while offering a competitive rate of interest with minimal risk.

The Diversified Bond Fund

The goal of this fund is total return consistent with the preservation of capital, and includes investment grade fixed income securities such as U.S. government securities, corporate debt securities and mortgage- and asset-based debt securities with at least one year remaining to maturity. The value, liquidity and related income of these underlying securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The U.S. Large-Cap Equity Fund

The goal of this fund is long-term capital appreciation by investing in large-capitalization companies’ stocks listed on major U.S. stock exchanges.

The U.S. Small/Mid-Cap Equity Fund

The goal of this fund is long-term capital appreciation by investing primarily in small and medium sized companies’ stocks listed on major U.S. stock exchanges.

The International Equity Fund

The goal of this fund is long-term growth of capital from investment in non-U.S. companies’ stocks, and includes equity securities from markets outside the United States.

Retirement Funds

Retirement Funds utilize a mix of the Core Investment Funds to provide a diversification of investments based on the expected number of years until the participant’s retirement.

American Express Company Stock Fund

The American Express Company Stock Fund invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents. The Plan Document requires that the American Express Company Stock Fund be offered as an investment option under the Plan.

Participants are only able to allocate 10% of their future contributions to the American Express Company Stock Fund. In addition, transfers of balances from other investment options into the American Express Company Stock Fund are only permitted to the extent the participant’s investment in the American Express Company Stock Fund after the transfer does not exceed 10% of the participant’s overall Plan balance.

Self-Managed Brokerage Account

The SMBA gives participants the freedom to invest in a wide variety of mutual funds in addition to the other aforementioned investment options. Participants are provided a list of several hundred mutual funds from which to make choices and investment selections of their own design.

As of December 31, 2009 and 2008, investments with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description	2009	2008
American Express Company common stock	$512,678,976	$250,321,306

There were no other individual securities held within the core investment funds or SMBA that exceeded 5% of the Plan’s net assets as of December 31, 2009 or 2008.

As of December 31, 2009 and 2008, investment options with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description	2009	2008
The U.S. Large-Cap Equity Fund	$748,283,167	$508,827,720
The Stable Value Fund	567,380,464	551,562,018
The International Equity Fund	329,800,709	224,732,721
The U.S. Small/Mid-Cap Equity Fund	269,348,328	190,976,379
The Diversified Bond Fund	259,352,296	190,588,386

During 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Common stocks	$525,466,942
Mutual funds	114,218,262
Common/collective trusts	93,457,299
Wrapper contracts	551,576
Fixed income securities	164,176

Net appreciation in fair value of investments	$733,858,255

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

In late 2008 and the first quarter of 2009, four putative class action lawsuits against American Express Company and other defendants were filed in the United States District Court for the Southern District of New York. These actions allege that the defendants violated certain ERISA obligations by: allowing the investment of Plan assets in American Express common stock when American Express common stock was not a prudent investment; misrepresenting and failing to disclose material facts to Plan participants in connection with the administration of the Plan; and breaching certain fiduciary obligations. These actions were consolidated in April 2009 into an amended consolidated complaint captioned In re American Express ERISA Litigation. Plaintiffs filed a Second Amended Complaint on March 22, 2010, and the Defendants’ motion to dismiss, which was filed on April 9, 2010, is pending with the Court. The Company believes it has meritorious defenses to each of these actions and intends to defend them vigorously.

6.	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (the “IRS”) dated February 20, 2004 stating that the Plan is qualified, the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code Section 4975(e)(7). Subsequent to this determination by the IRS, the Plan has been amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified, the related trust is tax-exempt and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$2,957,969,443	$2,190,688,752
Less: Loans deemed distributed	(1,677,457)	(1,796,480)

Net assets available for benefits per the Form 5500	$2,956,291,986	$2,188,892,272

The following is a reconciliation of withdrawal payments per the financial statements for the year ended December 31, 2009:

Withdrawal payments per the financial statements	$197,447,786
Plus: Certain deemed distributions of participant loans	145,827
Less: Deemed loans offset by distributions	(261,857)

Withdrawal payments per the Form 5500	$197,331,756

The following is a reconciliation of interest on participant loans per the financial statements for the year ended December 31, 2009:

Interest on participant loans per the financial statements	$5,455,662
Interest on deemed distributed loans	2,993

Interest on participant loans per the Form 5500	$5,458,655

Participant loans are deemed as distributions for Form 5500 reporting purposes when the event of default occurs. For financial statement reporting purposes, participant loans are deemed as distributions when the Form 1099 is issued and the event becomes taxable to the participant.

8.	Related Party Transactions

Certain Plan investments are shares of American Express Company common stock and mutual funds managed by the Plan’s Trustee. In addition, the core investment funds may hold common stock and/or fixed income securities of the Plan’s Trustee/custodians. These transactions represent investments in related parties and, therefore, qualify as exempt party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	AMERICAN EXPRESS COMPANY STOCK FUND
	Money Market Fund
*	EVERGREEN INSTITUTIONAL MONEY MARKET FUND	5,237,497		5,237,497
	Common Stock
*	AMERICAN EXPRESS COMPANY STOCK, $.20 PAR VALUE	12,652,492		512,678,976

	TOTAL AMERICAN EXPRESS COMPANY STOCK FUND			517,916,473

	SELF-MANAGED BROKERAGE ACCOUNT
	Money Market Fund
	SELF-MANAGED MONEY MARKET			11,073,179
	Common Stock
	SELF-MANAGED COMMON STOCKS			6,372,361
	Mutual Funds
	SELF-MANAGED MUTUAL FUNDS – BALANCED			102,841,354

	TOTAL SELF-MANAGED BROKERAGE ACCOUNT			120,286,894

	COLLECTIVE INVESTMENT FUNDS
	Common/Collective Trust
	SSGA PASSIVE BOND MARKET FUND CLASS A	93,858		1,938,176
	Mutual Fund
	VANGUARD TOTAL BOND INDEX FUND	2,344,353		24,264,048

	TOTAL COLLECTIVE INVESTMENTS			26,202,224

	THE DIVERSIFIED BOND FUND
	Mutual Fund
	VANGUARD TOTAL BOND INDEX FUND	1,143,884		11,839,197
	PIMCO TOTAL RETURN FD INST CL	11,310,731		122,155,894
	Common/Collective Trusts
	SSGA PASSIVE BOND MARKET INDEX SL SERIES FUND CL A	201,441		4,159,748
	LOOMIS SAYLES INVT GRADE TIER	10,142,047		121,197,457

	TOTAL DIVERSIFIED BOND FUND			259,352,296

	THE U.S. LARGE-CAP EQUITY FUND
	Money Market Fund
*	EVERGREEN INST MONEY MARKET FUND CL I – FD #495 (Main)	2,979,767		2,979,767
*	EVERGREEN INST MONEY MARKET FUND CL I – FD #495 (Sands)	3,705,583		3,705,583
	Mutual Fund
	VANGUARD INST INDEX FUND VIIIX	1,084,592		110,606,710

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	Common/Collective Trust
	LARGE CAP EQ SSGA S&P 500	597,163		135,381,547
	Fixed Income Securities
	FORD MTR CO SR UNSECD DTD 11/9/09 4.25% 11/15/2016	647,000		811,176
	Common Stocks
	BANK OF AMERICA CORP STK	111,570		1,664,624
	ABB LTD COM	141,988		2,711,971
	AIR PRODUCTS & CHEMICALS INC COM	20,817		1,687,426
	ALCOA INC COM	92,443		1,490,181
	ALLSTATE CORP COM	22,017		661,391
	AMERICAN ELEC PWR CO INC COM	19,829		689,851
	AMR CORP DEL COM	71,884		555,663
	ANADARKO PETROLEUM CORP COM	24,517		1,530,351
	AOL INC COM WHEN ISSUED	1,313		30,567
	AON CORP COM	30,374		1,164,539
	APACHE CORP COM	17,857		1,842,307
	ARTIO GLOBAL INVESTORS INC COM	13,449		342,815
	AT&T INC COM	193,253		5,416,882
	AVALONBAY CMNTYS INC COM	3,127		256,758
	BAKER HUGHES INC COM	37,279		1,509,054
	BANK OF AMERICA CORP COM	411,992		6,204,600
	BP PLC SPONSORED ADR	74,325		4,308,620
	BRISTOL-MYERS SQUIBB CO COM	243,650		6,152,163
	BURLINGTON NORTHERN SANTA FE COM	14,683		1,448,037
	CARNIVAL CORP COM	71,165		2,255,219
	CATERPILLAR INC COM	47,126		2,685,711
	CEMEX SAB DE CV ADR CTF NEW FOR A & B SHS	106,913		1,263,712
	CENOVUS ENERGY COM	20,135		507,402
	CENTURYTEL INC COM	7,211		261,110
	CHEVRON CORP COM	66,532		5,122,299
	CLOROX CO COM	50,980		3,109,780
	COMCAST HLDGS INC CL A	26,145		440,805
	COMPUTER SCIENCES CORP COM	20,786		1,195,819
	CONOCOPHILLIPS COM	66,245		3,383,132
	CONTINENTAL AIRLINES INC CL B	40,629		728,072
	DR HORTON INC COM	29,633		322,111
	DEERE & CO COM	23,909		1,293,238
	DELTA AIRLINES INC DEL COM	114,051		1,297,900
	DEUTSCHE TELEKOM AG SPONSORED ADR	54,909		807,162
	DEVON ENERGY CORPORATION COM	12,782		939,477

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	DOMINION RESOURCES INC/VA COM	78,065		3,038,290
	DOW CHEMICAL COM	105,590		2,917,452
	DU PONT E I DE NEMOURS & CO COM	102,520		3,451,848
	EATON CORP COM	28,057		1,784,986
	EMERSON ELECTRIC CO COM	43,721		1,862,515
	ENCANA CORP	20,135		652,173
	EQUITY RESIDENTIAL SH BEN INT	7,282		245,986
	EXXON MOBIL CORP COM	48,848		3,330,945
	FIRSTENERGY CORP COM	13,793		640,685
	FLUOR CORP NEW COM	14,525		654,206
	FORD MTR CO COM	36,203		362,030
	FPL GROUP INC COM	11,051		583,714
	FREEPORT MCMORAN COPPER & GOLD CL B COM	5,575		447,617
	GOLDMAN SACHS GROUP INC COM	14,152		2,389,424
	GOODRICH CORP COM	21,133		1,357,795
	HALLIBURTON CO COM	70,047		2,107,714
	HEWLETT-PACKARD CO COM	204,728		10,545,539
	HOME DEPOT INC COM	115,416		3,338,985
	HONEYWELL INTL INC COM	37,086		1,453,771
	HUBBELL INC CL B COM	13,543		640,584
	ILLINOIS TOOL WORKS INC COM	53,257		2,555,803
	INSITUFORM TECHNOLOGIES INC CL A	12,891		292,884
	INTEL CORP COM	296,829		6,055,312
	INTL BUSINESS MACHINES CORP COM	26,626		3,485,343
	JOHNSON & JOHNSON COM	33,961		2,187,428
	JP MORGAN CHASE & CO COM	104,997		4,375,225
	KB HOME COM	17,138		234,448
	LIFE TECHNOLOGIES CORP COM	41,320		2,157,730
	LINCOLN NATIONAL CORP COM	24,515		609,933
	LOEWS CORP – CAROLINA GROUP COM	14,117		513,153
	LORILLARD INC COM	123,525		9,910,411
	MACY’S INC COM	65,815		1,103,059
	MARATHON OIL CORP	70,195		2,191,488
	MARSH & MCLENNAN COMPANIES INC	46,901		1,035,574
	MCDERMOTT INTL INC COM	40,741		978,191
	MEDTRONIC INC COM	14,081		619,282
	MERCK & CO INC COM	165,968		6,064,471
	MICROCHIP TECHNOLOGY INC COM	35,063		1,018,580
	MICROSOFT CORP COM	112,109		3,417,082
	MORGAN STANLEY COM	59,494		1,761,022

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	NUCOR CORP COM	23,818		1,111,110
	ORACLE CORP COM	43,719		1,072,427
	PARKER HANNIFIN CORP COM	40,663		2,190,922
	PEBBLEBROOK HOTEL TRUST COM	27,204		598,760
	PETROLEO BRASILEIRO SA PETROBRAS	38,672		1,843,881
	PFIZER INC COM	131,135		2,385,346
	PHILIP MORRIS INTL INC COM	34,907		1,682,168
	PIONEER NATURAL RESOURCES CO COM	18,738		902,609
	PROLOGIS TR SH BEN INT	17,308		236,947
	PULTE HOME INC COM	47,431		474,310
	QWEST COMMUNICATIONS INTL INC	237,198		998,604
	RAYONIER INC RAYONIER INC (REIT)	5,889		248,280
	REGAL ENTERTAINMENT GROUP-A	57,670		832,755
	RIO TINTO PLC SPONSORED ADR	2,657		572,291
	SCHLUMBERGER LTD COM	26,042		1,695,073
	SEMPRA ENERGY COM	11,918		667,170
	SLM CORP	34,886		393,165
	SPECTRA ENERGY CORP COM	27,872		571,655
	STANLEY WKS COM	36,016		1,855,184
	STAPLES INC COM	52,297		1,285,983
	TAIWAN SEMICONDUCTOR MFG CO LTD SPONSORED ADR	176,334		2,017,261
	TARGET CORP COM	52,983		2,562,788
	TENARIS SA – ADR	24,944		1,063,862
	TEVA PHARMACEUTICAL INDS LTD ADR	26,640		1,496,635
	THERMO FISHER SCIENTIFIC CORP	47,882		2,283,493
	3M CO COM	21,498		1,777,240
	TIME WARNER INC COM	14,446		420,956
	TOTAL SA – SPONSORED ADR	13,420		859,417
	TRAVELERS COS INC COM	50,433		2,514,589
	UAL CORP UAL CORP COM	52,605		679,131
	UNION PACIFIC CORP COM	19,726		1,260,491
	UNITED PARCEL SERVICE CL B COM	32,612		1,870,950
	UNITED STATES STEEL CORP	15,621		861,030
	US AIRWAYS GROUP INC	85,423		413,447
	US BANCORP DEL COM NEW	19,898		447,904
	VALE SA-SP PREF ADR COM	16,024		465,177
	VENTAS INC COM	5,381		235,365
	VERIZON COMMUNICATIONS COM	108,061		3,580,061
	WAL-MART STORES INC COM	116,449		6,224,199
	WASTE MGMT INC DEL COM	31,770		1,074,144

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
*	WELLS FARGO & CO COM	52,172		1,408,123
	WEYERHAEUSER CO COM	41,234		1,778,835
	WINDSTREAM CORP COM	42,561		467,745
	XILINX INC COM	48,098		1,205,336
	AXIS CAPITAL HOLDINGS LTD COM	24,513		696,414
	ACCENTURE PLC – CL A COM	57,775		2,397,663
	COOPER INDUSTRIES PLC – CL A COM	50,983		2,173,915
	ENDURANCE SPECIALTY HOLDINGS LTD	34,422		1,281,531
	EVEREST RE GROUP LTD COM	4,963		425,230
	INGERSOLL-RAND PLC COM	54,112		1,933,963
	MONTPELIER RE HOLDINGS LTD COM	33,494		580,116
	PARTNERRE LTD COM	10,588		790,500
	XL CAPITAL LTD COM	373,997		6,855,365
	ACE LIMITED COM	55,621		2,803,298
	TRANSOCEAN LTD	38,823		3,214,544
	TYCO ELECTRONICS LTD COM	34,114		837,499
	TYCO INTERNATIONAL LTD COM	57,099		2,037,292
	ROYAL CARIBBEAN CRUISES LTD COM	18,355		464,014
	ALLERGAN INC COM	203,000		12,791,030
	AMAZON COM INC COM	141,000		18,967,320
	AMERICA MOVIL SAB DE C.V. SPONSORED ADR REPSTG SER L	147,000		6,906,060
	APPLE INC COM	89,000		18,755,148
	BROADCOM CORP COM	152,000		4,783,440
	CME GROUP INC COM	19,000		6,383,240
	FLIR SYS INC COM	139,000		4,549,470
	FMC TECHNOLOGIES INC	154,000		8,907,360
	GENZYME CORP COM – GEN DIV	211,000		10,341,110
	GOOGLE INC – CL A	27,000		16,739,460
	ILLUMINA INC COM	133,608		4,099,093
	INTERCONTINENTALEXCHANGE INC	90,000		10,107,000
	INTUITIVE SURGICAL INC COM	51,000		15,474,930
	IRON MTN INC PA COM	109,000		2,480,840
	LAS VEGAS SANDS CORP	303,000		4,526,820
	MONSANTO CO COM	119,000		9,728,250
	NATIONAL OILWELL VARCO INC COM	304,000		13,403,360
	NIKE INC CL B COM	101,000		6,673,070
	QUALCOMM INC COM	286,000		13,230,360
	SALESFORCE.COM INC	163,000		12,024,510
	SCHLUMBERGER LTD COM	168,000		10,935,120
	SCHWAB CHARLES CORP NEW COM	189,000		3,556,980

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	STAPLES INC COM	203,000		4,991,770
	STARBUCKS CORP COM	281,000		6,479,860
	STRYKER CORP COM	31,980		1,610,833
	VARIAN MED SYS INC COM	136,000		6,371,600
	VISA INC CLASS A SHARES COM	157,000		13,731,220
	VMWARE INC – CL A COM	83,000		3,517,540

	TOTAL U.S. LARGE-CAP EQUITY FUND			748,283,167

	THE INTERNATIONAL EQUITY FUND
	Mutual Funds
	GMO INTERNATIONAL CORE EQUITY – III	508,480		13,678,100
	VANGUARD INST DEV MKT IDX VIDMX	1,792,273		16,954,904
	INTERNATIONAL EQUITY – DFA EMERGING MARKETS	1,647,288		51,790,727
	INTERNATIONAL EQUITY – DFA INTERNATIONAL SMALL CAP	3,148,106		47,504,917
	INTERNATIONAL EQUITY – GMO	3,577,186		96,226,296
	Common/Collective Trusts
	INTERNATIONAL EQUITY – SSGA INTERNATIONAL ALPHA SELECT	10,675,751		99,433,947
	INTERNATIONAL EQUITY – SSGA MSCI	237,326		4,211,818

	TOTAL INTERNATIONAL EQUITY FUND			329,800,709

	THE U.S. SMALL/MID-CAP EQUITY FUND
	Money Market Fund
*	EVERGREEN INST MONEY MARKET FUND CL I – FD #495 (Buckhead)	1,297,851		1,297,851
*	EVERGREEN INST MONEY MARKET FUND CL I – FD #495 (Westwood)	321,506		321,506
*	EVERGREEN INST MONEY MARKET FUND CL I – FD #495 (Rainer)	315,535		315,535
*	EVERGREEN INST MONEY MARKET FUND CL I – FD #495 (Times Cap)	2,896,889		2,896,889
	Mutual Fund
	VANGUARD EXTENDED MARKET INDEX FUND	291,966		9,541,449
	Common/Collective Trust
	SSGA RUSSELL SMALL CAP COMPLETENESS FUND	476,925		8,967,624
	Common Stocks
	AMERICAN GREETINGS CORP CL A COM	53,185		1,158,901
	ANNALY MTG MGMT INC COM	98,335		1,706,112
	BALL CORP COM	42,620		2,203,454
	BANK OF HAWAII CORP	32,700		1,538,862
	BRIGGS & STRATTON CORP COM	43,875		820,901
	BROWN & BROWN INC COM	98,650		1,772,741
	CITY NATL CORP COM	10,040		457,824
	COINSTAR COM	71,690		1,991,548
	COMSTOCK RES INC COM NEW	61,655		2,501,343

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	CON-WAY INC COM	48,335		1,687,375
	COOPER TIRE & RUBBER CO COM	43,580		873,779
	DIAMONDROCK HOSPITALITY CO	77,020		652,359
	DPL INC COM	22,950		633,420
	DYCOM INDS INC COM	127,530		1,024,066
	EAST WEST BANCORP INC COM	71,555		1,130,569
	EZ CORP INC CL A	45,305		779,246
	FIRST HORIZON NATIONAL CORP COM	92,606		1,240,920
	FREDS INC CL A COM	73,575		750,465
	GAMESTOP CORP CL A COM	27,350		600,059
	GOODRICH PETE CORP COM NEW	23,775		578,921
	HARSCO CORP COM	19,395		625,101
	HCC INS HLDGS INC COM	55,445		1,550,797
	INGRAM MICRO INC CL A	78,950		1,377,678
	INTEGRA LIFESCIENCES HOLDING COM NEW	18,725		690,391
	KENNAMETAL INC COM	74,520		1,931,558
	MFA MORTGAGE INVESTMENTS INC	153,180		1,125,873
	NETSCOUT SYSTEMS INC COM	35,355		516,890
	NEW YORK CMNTY BANCORP INC COM	127,700		1,852,927
	ON SEMICONDUCTOR CORP COM	141,620		1,249,088
	PREMIERE GLOBAL SERVICES INC	111,985		923,876
	RAYMOND JAMES FINANCIAL INC COM	76,775		1,824,942
	REPUBLIC SVCS INC COM	22,150		627,067
	RPM INTL INC COM	45,660		928,268
	SCHOLASTIC CORP COM	51,615		1,539,675
	SHERWIN-WILLIAMS CO COM	9,700		598,005
	SNAP ON INC COM	22,580		954,231
	SONIC CORP COM	73,525		740,397
	SYNOVUS FINANCIAL CORP COM	313,330		642,327
	TEXAS CAPITAL BANCSHARES INC	85,840		1,198,326
	TIDEWATER INC COM	53,615		2,570,839
	TW TELECOM INC COM	87,310		1,497,367
	UNITED CMNTY BKS INC BLAIRSVILLE GA CDT CAP STK	178,904		606,485
	VALASSIS COMMUNICATIONS INC COM	34,190		624,309
	WASTE CONNECTIONS INC COM	61,105		2,037,241
	WHITNEY HLDG CORP COM	36,215		329,919
	WILEY JOHN & SONS INC CL A	47,300		1,980,924
	WILMINGTON TR CORP COM	118,115		1,457,539
	ZENITH NATL INS CORP COM	1,110		33,034
	AMDOCS LTD COM	67,000		1,911,510

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	FRESH DEL MONTE PRODUCE INC COM	79,990		1,767,779
	AGCO CORP COM	42,700		1,380,918
	AIRGAS INC COM	23,200		1,104,320
	ALBEMARLE CORP COM	36,000		1,309,320
	ALBERTO-CULVER CO COM	46,000		1,347,340
	ALEXANDER & BALDWIN INC COM	36,400		1,245,972
	ALLEGHENY TECHNOLOGIES INC COM	19,100		855,107
	ALLIANT TECHSYSTEMS INC COM	13,700		1,209,299
	ALTERA CORP COM	31,300		708,319
	AMPHENOL CORP NEW CL A	15,900		734,262
	APTARGROUP INC RTS	32,700		1,168,698
	BJS WHSL CLUB INC COM	35,100		1,148,121
	BORG WARNER INC COM	39,700		1,318,834
	BRINKS HOME SECURITY HOLDING	39,100		1,276,224
	CABOT OIL & GAS CORP COM	30,000		1,307,700
	CACI INTL INC CL A	23,800		1,162,630
	CEPHALON INC COM	10,000		624,200
	CLIFFS NATURAL RESOURCES INC	16,200		746,658
	COMMERCE BANCSHARES INC COM	31,605		1,223,746
	COMMSCOPE INC COM	47,400		1,257,522
	CONMED CORP COM	32,200		734,160
	DENTSPLY INTERNATIONAL INC COM	31,700		1,114,889
	DPL INC COM	41,800		1,153,680
	DR PEPPER SNAPPLE GROUP COM	41,200		1,165,960
	DTE ENERGY CO COM	15,800		688,722
	EASTMAN CHEMICAL COMPANY COM	21,100		1,271,064
	EATON VANCE CORP COM NON VTG	38,400		1,167,744
	EQUITY LIFESTYLE PROPERTIES	14,600		736,862
	FACTSET RESH SYS INC COM	9,700		638,939
	GARDNER DENVER INC COM	19,400		825,470
	GENTEX CORP COM	72,000		1,285,200
	HCC INS HLDGS INC COM	42,300		1,183,131
	HEALTHCARE RLTY TR COM	27,400		588,004
	HUDSON CITY BANCORP INC COM	92,800		1,274,144
	LABORATORY CORP AMER HLDGS COM NEW	17,600		1,317,184
	MANPOWER INC WIS COM	7,000		382,060
	MCAFEE INC COM	30,000		1,217,100
	MEAD JOHNSON NUTRITION CO – A COM	28,400		1,241,080
	MOLSON COORS BREWING CO – B	18,100		817,396
	NATUS MEDICAL INC COM	20,600		304,674

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	NAVISTAR INTL CORP NEW COM	35,200		1,360,480
	PEOPLE’S UNITED FINANCIAL INC	74,200		1,239,140
	PLAINS EXPLORATION & PRODUCT	43,500		1,203,210
	SAFETY INSURANCE GROUP INC	17,600		637,648
	SMUCKER JM CO COM	21,600		1,333,800
	SOUTHERN UN CO NEW COM	59,700		1,355,190
	SYBASE INC COM	29,700		1,288,980
	TALECRIS BIOTHERAPEUTICS COM	59,400		1,322,838
	TOTAL SYS SVCS INC COM	75,800		1,309,066
	TRANSATLANTIC HLDGS INC COM	11,500		599,265
	TUPPERWARE CORP COM	12,900		600,753
	URS CORP NEW COM	28,019		1,247,406
	UNIVERSAL HLTH SVCS INC CL B	38,000		1,159,000
	WISCONSIN ENERGY CORP COM	26,300		1,310,529
	AXIS CAPITAL HOLDINGS LTD COM	40,800		1,159,128
	EVEREST RE GROUP LTD COM	13,800		1,182,384
	LAZARD LTD CL A COM COM	31,400		1,192,258
	WILLIS GROUP HOLDINGS LTD COM	34,500		910,110
	MAGELLAN MIDSTREAM PARTNERS COM	22,000		953,260
	PLAINS ALL AMER PIPELINE LP COM	18,700		988,294
	ABM INDS INC COM	30,050		620,833
	AES CORP COM	32,040		426,452
	ADTRAN INC COM	14,500		326,975
	AFFILIATED MANAGERS GROUP COM	15,450		1,040,557
	AIRGAS INC COM	11,470		545,972
	ALASKA AIR GRP INC COM	11,130		384,653
	ALEXION PHARMACEUTICALS INC COM	7,845		382,993
	ALLEGIANT TRAVEL CO COM	10,170		479,719
	ALLIANCE DATA SYSTEMS CORP COM	22,385		1,445,847
	ALLSCRIPTS HEALTHCARE SOLUTIONS COM	23,460		474,596
	AMETEK INC NEW COM	18,375		702,660
	ANSYS INC COM	10,430		453,288
	AQUA AMERICA INC COM	32,160		563,122
	ATHENAHEALTH INC COM	6,530		295,417
	BALLY TECHNOLOGIES INC COM	10,290		424,874
	BERRY PETE CO CL A	12,830		373,994
	BIG LOTS INC COM	17,120		496,138
	BROCADE COMMUNICATIONS SYS INC COM	45,960		350,675
	CENTRAL EUROPEAN DIST CORP COM	9,830		279,270
	CEPHALON INC COM	6,985		436,004

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	CHARLES RIV LABOROTORIES INTL COM	8,520		287,039
	CHURCH & DWIGHT CO COM	8,765		529,844
	CIENA CORP COM	23,870		258,751
	CITRIX SYS INC COM	8,580		357,014
	CLIFFS NATURAL RESOURCES INC COM	11,380		524,504
	COACH INC COM	10,670		389,775
	COGNIZANT TECH SOLUTIONS CRP COM CL A	11,130		504,523
	COMMSCOPE INC COM	12,940		343,298
	COMMUNITY HEALTH SYS INC NEW COM	11,510		409,756
	CON-WAY INC COM	15,560		543,200
	CONCHO RESOURCES INC COM	25,765		1,156,848
	CONCUR TECHNOLOGIES INC COM	8,905		380,689
	COOPER TIRE & RUBBER CO COM	29,290		587,264
	COPART INC COM	12,355		452,440
	DIGITAL REALTY TRUST INC COM	16,790		844,201
	DIODES INC COM	12,990		265,126
	DISCOVERY COMMUNICATIONS A COM	20,220		620,147
	DREAMWORKS ANIMATION SKG – A COM	13,490		538,926
	DRESSER RAND GROUP INC COM	29,155		921,590
	EXCO RESOURCES INC COM	47,220		1,002,481
	EMERGENCY MEDICAL SERVICES – A COM	7,430		402,334
	ENERSYS INC COM	26,600		581,742
	EURONET WORLDWIDE INC COM	24,070		528,336
	FMC CORP COM NEW	7,840		437,158
	FTI CONSULTING INC COM	15,435		727,915
	FAMILY DOLLAR STORES INC COM	16,770		466,709
	F5 NETWORKS INC COM	5,605		296,897
	FIRST NIAGARA FINAL GROUP INC NEW COM	44,510		619,134
	FLOWSERVE CORP COM	7,320		691,960
	FOREST OIL CORP COM	17,960		399,610
	FOSSIL INC COM	10,580		355,065
	FUEL SYSTEMS SOLUTIONS INC COM	11,820		487,457
	GENERAL CABLE CORP DEL NEW COM	5,720		168,282
	GRAFTECH INTERNATIONAL LTD COM	42,190		656,054
	GUESS INC COM	16,915		715,504
	HEALTHSOUTH CORP COM	26,340		494,402
	HEWITT ASSOC INC CL A	16,905		714,405
	HITTITE MICROWAVE CORP COM	9,290		378,753
	HOLOGIC INC COM	13,198		191,371
	HORNBECK OFFSHORE SERV COM	13,115		305,317

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	ICON PLC SPONSORED ADR	13,780		299,439
	IMMUCOR INC COM	15,475		313,214
	INTERCONTINENTALEXCHANGE INC COM	2,170		243,691
	INTERSIL HLDG CORP COM	19,875		304,883
	INVERNESS MEDICAL INNOVATION COM	10,370		430,459
	ITC HOLDINGS CORP COM	8,770		456,829
	JARDEN CORP COM	21,360		660,238
	JONES LANG LASALLE INC COM	10,510		634,804
	KENNAMETAL INC COM	25,970		673,142
	LKQ CORP COM	16,650		326,174
	LEGGETT & PLATT INC COM	5,910		120,564
	LIFE TECHNOLOGIES CORP COM	7,740		404,183
	LINCOLN NATIONAL CORP COM	5,050		125,644
	MSC INDL DIRECT INC CL A	7,690		361,430
	MACY’S INC COM	30,310		507,996
	MICROS SYS INC COM	17,780		551,713
	MONOLITHIC POWER SYSTEMS INC COM	13,375		320,599
	MYLAN LABS INC COM	22,690		418,177
	NETAPP INC COM	9,225		316,971
	NEWELL RUBBERMAID INC COM	38,720		581,187
	NORDSTROM INC COM	10,780		405,112
	NUANCE COMMUNICATIONS INC COM	62,510		970,780
	NUVASIVE INC COM	6,395		204,512
	OCEANEERING INTL INC COMMON	7,540		441,241
	ON SEMICONDUCTOR CORP COM	29,810		262,924
	OSHKOSH CORP CL B COM	6,790		251,434
	PALM INC COM	31,370		314,641
	PENSKE AUTO GROUP INC COM	13,160		199,769
	PIPER JAFFRAY COS – W/I COM	9,420		476,746
	POOL CORP COM	13,480		257,198
	PRECISION CASTPARTS CORP COM	2,935		323,877
	PRICELINE.COM INC COM	1,380		301,406
	PROSPERITY BANCSHARES INC COM	30,740		1,244,048
	PSYCHIATRIC SOLUTIONS INC COM	11,125		235,183
	RAYMOND JAMES FINANCIAL INC COM	18,980		451,155
	RESMED INC COM	4,825		252,203
	RIVERBED TECHNOLOGY INC COM	20,510		471,115
	SBA COMMUNICATIONS CORP COM	13,710		468,334
	SEI INVT CO COM	29,510		517,015
	SCHWEITZER-MAUDUIT INTL INC COM	1,840		129,444

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	THE SCOTTS MIRACLE GRO COMPANY CL A	11,410		448,527
	SEABRIDGE GOLD INC COM	14,030		340,508
	SIGNATURE BANK COM	14,610		466,059
	SILICON LABROTORIES INC OC – COM	11,320		547,662
	SILVER WHEATON CORP COM	48,640		730,573
	SIRONA DENTAL SERVICES INC COM	13,270		421,190
	SMUCKER JM CO COM	6,320		390,260
	STIFEL FINL CORP COM	14,295		846,836
	SUN HEALTHCARE GRP INC COM	21,745		199,402
	SWIFT ENERGY CO COM	17,250		413,310
	TD AMERITRADE HOLDING CORP COM	29,490		571,516
	TW TELECOM INC COM	17,315		296,952
	TALEO CORP – CLASS A COM	14,070		330,926
	TERADYNE INC COM	42,990		461,283
	THOMPSON CREEK METALS CO INC COM	23,460		274,951
	TOWER GROUP INC COM	5,045		118,103
	TRACTOR SUPPLY CO COM	9,060		479,908
	TREEHOUSE FOODS INC – WHEN ISS COM	14,710		571,631
	TRIMBLE NAV LTD COM	18,580		468,216
	UNITED THERAPEUTICS CORP DEL COM	8,050		423,833
	UNIVERSAL ELECTRS INC COM	7,565		175,659
	URBAN OUTFITTERS INC COM	17,685		618,798
	VCA ANTECH INC COM	13,700		341,404
	VALMONT INDS INC COM	6,570		515,416
	VALSPAR CORP COM	20,290		550,671
	WARNACO GRP INC COM	8,690		366,631
	WHITING PETROLEUM CORP COM	2,880		205,776
	WINTRUST FINANCIAL CORP COM	6,540		201,367
	INVESCO LTD	10,150		238,423
	MARVELL TECHNOLOGY GROUP LTD COM	37,095		769,721
	WILLIS GROUP HOLDINGS LTD COM	11,150		294,137
	CHECK POINT SOFTWARE TECHNOLOGIES COM	15,110		511,927
	QIAGEN NV COM	45,425		1,014,340
	AEGEAN MARINE PETROLEUM NETWORK COM	20,785		571,172
	ADVISORY BOARD CO/ THE COM	664,984		413,775
	AECOM TECHNOLOGY CORP COM	660,587		701,250
	ALBERTO-CULVER CO COM	764,539		905,061
	ALLIANCE DATA SYSTEMS CORP COM	913,461		1,162,620
	ALTERA CORP COM	418,988		574,802
	AMEDISYS INC COM	365,857		432,540

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	AMERICAN ECOLOGY CORP COM	419,001		410,664
	AMPHENOL CORP NEW CL A	378,494		646,520
	ANALOG DEVICES INC COM	776,786		1,158,986
	ARCHIPELAGO LEARNING INC COM	255,026		312,570
	ATHEROS COMMUNICATIONS COM	389,418		513,600
	ATLAS AIR WORLDWIDE HLDGS INC COM	122,624		178,800
	BIO RAD LABS INC CL A	850,140		1,061,060
	BLACKBOARD INC COM	529,804		680,850
	BROOKDALE SENIOR LIVING INC COM	389,228		436,560
	BRUKER CORP COM	434,891		519,786
	CAMERON INTERNATIONAL CORP COM	204,786		313,500
	CARLISLE COS INC COM	545,043		630,384
	CEPHALON INC COM	787,808		780,250
	CLARCOR INC COM	498,086		502,820
	CLEAN HBRS INC COM	610,454		655,710
	COMSTOCK RES INC COM NEW	621,791		515,239
	CORPORATE EXECUTIVE BOARD CO COM	964,369		276,122
	COSTAR GRP INC COM	670,666		643,258
	DAVITA INC COM	2,292,768		2,408,340
	DENBURY RESOURCES INC COM	636,131		651,200
	DEVRY INC DEL COM	291,524		357,399
	DISCOVERY COMMUNICATIONS A COM	218,213		340,437
	DISCOVERY COMMUNICATIONS C COM	455,644		676,260
	DOLBY LABORATORIES INC – CL A COM	389,503		515,484
	DRIL-QUIP INC COM	634,447		734,240
	EMERGENCY MEDICAL SERVICES – A COM	554,567		622,725
	FLOWERS FOODS INC COM	514,426		567,864
	GARDNER DENVER INC COM	358,491		570,170
	GENTEX CORP COM	489,248		553,350
	GLACIER BANCORP INC NEW COM	354,547		367,696
	GLOBAL PMTS INC COM	1,175,686		1,572,712
	GRACO INC COM	670,405		617,112
	GRAND CANYON EDUCATION INC COM	497,871		693,865
	HAEMONETICS CORP MASS COM	719,157		761,070
	HENRY JACK & ASSOC INC COM	683,132		728,910
	IHS INC-CLASS A COM	409,339		493,290
	INFORMATICA CORP COM	291,468		522,776
	INTERACTIVE DATA CORP COM	569,512		503,470
	JARDEN CORP COM	363,206		426,558
	KANSAS CITY SOUTHN COM	582,372		665,800

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	LINEAR TECHNOLOGY CORP COM	521,163		702,880
	MAGELLAN HEALTH SVCS INC COM	914,608		936,790
	MANTECH INTERNATIONAL CORP – A COM	573,007		642,922
	MARTIN MARIETTA MATLS INC COM	381,673		402,345
	MINDRAY MEDICAL INTL LTD – ADR COM	522,893		576,640
	MOHAWK INDS INC COM	594,736		547,400
	MONSTER WORLDWIDE INC COM	518,695		522,000
	NATIONAL CINEMEDIA INC COM	463,561		321,458
	NETAPP INC COM	255,531		584,120
	NEUSTAR INC – CLASS A COM	860,987		711,936
	NICE SYS LTD SPONSORED ADR	714,307		735,648
	NOVELLUS SYS COM	665,003		816,900
	OCEANEERING INTL INC COMMON	616,261		725,648
	ONYX PHARMACEUTICALS INC DEL COM	659,944		636,678
	ORBITAL SCIENCES CORP COM	837,001		717,220
	PERRIGO CO COM	177,589		254,912
	PROASSURANCE CORP	454,524		478,019
	QUICKSILVER RESOURCES INC COM	434,655		495,330
	RANGE RES CORP COM	382,881		648,050
	RED HAT INC COM	383,588		475,860
	RESMED INC COM	414,873		522,700
	RESOURCES CONNECTION INC COM	879,344		710,870
	SBA COMMUNICATIONS CORP COM	1,302,438		1,667,008
	SIRONA DENTAL SYSTEMS INC COM	407,348		587,190
	SOLERA HOLDINGS INC COM	464,832		720,200
	SRA INTERNATIONAL INC – CL A COM	588,927		511,880
	STERICYCLE INC COM	566,028		651,006
	STRAYER ED INC COM	441,329		637,560
	SYBASE INC COM	608,868		633,640
	TALECRIS BIOTHERAPEUTICS COM	461,554		521,118
	TIFFANY & CO COM	316,121		559,000
	TRANSDIGM GRP INC COM	756,747		1,021,035
	VARIAN SEMICONDUCTOR EQUIPTMENT ASSOCS INC COM	778,615		1,004,640
	WABCO HOLDINGS INC COM	861,106		773,700
	WABTEC COM	436,887		506,416
	WELLCARE HEALTH PLANS WELLCARE	762,469		694,764
	WHITING PETROLEUM CORP COM	410,393		507,295
	WILEY JOHN & SONS INC CL A	509,536		624,012
	WRIGHT EXPRESS CORP COM	721,012		844,290
	ZIONS BANCORP COM	631,911		500,370

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	AMDOCS LTD COM	511,602		741,780
	ASSURED GUARANTY LTD COM	243,976		293,760
	HERBALIFE LTD COM	381,649		478,726
	INVESCO LTD	270,292		542,619
	MAX CAPITAL GROUP LTD COM	551,200		586,490
	RENAISSANCERE HOLDINGS LTD COM	882,588		999,220
	UTI WORLDWIDE INC COM	765,315		459,672
	AERCAP HOLDINGS NV COM	953,107		552,660
	CORE LABORATORIES NV COM	472,824		590,600

	TOTAL SMALL/MID-CAP EQUITY FUND			269,348,328

	THE STABLE VALUE FUND
	Fixed Income Funds
	FNMA TBA 30YR 4.5000% 1/15/2039	6,025,000		6,013,703
	FNMA TBA	8,010,000		8,370,450
	FNMA 30YR TBA	8,000,000		8,208,752
	FNMA TBA 5.5% 1/1/31	14,700,000		15,386,769
	FNMA 30YR TBA 6.00%	8,000,000		8,472,496
	GNMA TBA 30YR 6.0000% 1/15/2039	2,100,000		2,218,780
	FHLMC GOLD TBA 30 YR 5.5000%	2,500,000		2,618,750
	FHLMC GOLD #E92454	477,200		503,057
	FHLMC GOLD #E97248	459,566		486,350
	FHLMC GOLD #E99565	752,270		801,969
	FHLMC GOLD #E99595	160,182		171,549
	FHLMC (NON GOLD) ARM #1J0614	1,340,335		1,411,306
	FGOLD 30YR 6% 9/1/37	2,003,557		2,117,900
	FGOLD 10 YR #G12100 5.0% 5/1/16	424,306		438,212
	FHLMC GOLD #G12141	2,294,123		2,378,898
	FHLMC GOLD #QQQ	3,347,206		3,555,360
	FREDDIE MAC GIANT	2,612,295		2,772,559
	FEDERAL HOME LOAN MORTGAGE CORP POOL	916,293		981,670
	FEDERAL HOME LOAN MORTGAGE CORP POOL	177,657		190,332
	H 1G 1G0847	2,564,576		2,676,360
	FHLMC NON-GOLD ARM #1J1396	2,249,901		2,376,152
	FHLMC (NON GOLD) ARM #1G2264	2,446,436		2,599,092
	FHLMC (NON GOLD) ARM #1G2450	779,047		825,249
	FHLMC (NON GOLD) ARM #1G2598	1,717,653		1,819,727
	FEDERAL HOME LN MTG CORP MTN 4.0000%	9,250,000		9,757,261
	FHLMC 2.25% 8/17/12	2,405,000		2,409,401

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	FEDERAL HOME LN MTG CORP 2.2500%	4,215,000		4,236,248
	FEDERAL HOME LN MTG CORP 1.5500%	6,250,000		6,260,388
	FEDERAL HOME LN MTG CORP 2.0000%	3,105,000		3,111,415
	FEDERAL HOME LN MTG CORP 1.0000%	2,540,000		2,531,770
	FEDERAL HOME LN MTG CORP 1.5000%	5,525,000		5,514,508
	FHLMC #G10559 GOLD 7.00%	19,782		20,709
	FHLMC #G10561 GOLD 7.00%	21,437		22,441
	FHLMC #C66537	234,227		258,449
	FHLMC #C66594	156,925		173,222
	FEDERAL HOME MORTGAGE CORP POOL	2,071,523		2,172,285
	FEDERAL HOME LOAN MORTGAGE CORP POOL	752,520		806,213
	FHLMC 15YR #E00546 5.50%	67,365		70,481
	FHLMC GOLD #E00593	93,653		98,207
	FHLMC GOLD #B12280	536,579		572,028
	FHLMC CMO 6.085% 9/25/29	96,450		94,547
	FEDERAL HOME LOAN BANKS 3.1250%	3,375,000		3,465,531
	FEDERAL HOME LN BANKS 1% 12/28/2011	1,210,000		1,205,190
	FHLMC 2403-DA	130,694		132,180
	FHLMC #780514 ARM	311,992		324,623
	FEDERAL NATL MTG ASSN 4.3750%	2,980,000		3,194,703
	FEDERAL NATL MTG ASSN	2,703,000		2,869,586
	FNMA 5.0 02/13/2017	3,605,000		3,913,217
	FNMA VAR 07/09/12	4,545,000		4,545,029
	FANNIE MAE 1.00 7/19/2012	5,525,000		5,501,841
	FEDERAL NATL MTG ASSN 1.0500%	3,160,000		3,145,110
	FHLMC 03/23/2012	1,885,000		1,913,888
	FNMA #250800 7.50%	31,944		33,438
	FNMA #252016	99,980		110,857
	FNMA 15YR #252260 6.00%	142,958		153,385
	FNMA #255991	2,496,611		2,610,389
	FNMA #357324	2,038,114		2,100,319
	FEDERAL NATL MTG ASSN GTD MTG PASS	683,229		717,675
	FNMA #387357	2,491,876		2,532,232
	FNMA #387549	2,134,629		2,231,294
	FNMA #433679	411,670		441,274
	FNMA #462237	1,484,937		1,599,961
	FNMA #535003	116,999		125,063
	FNMA #535219	95,403		104,111
	FNMA #535802	154,578		166,581
	FNMA #545701	622		647

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	FNMA #545874	424,164		463,110
	FNMA 6 08/01/17 #555343	57,013		61,100
	FNMA #555432	2,388,833		2,510,763
	FNMA #555528	1,552,140		1,658,849
	FNMA #555531	2,967,161		3,118,610
	FNMA #635227	588,666		644,370
	FNMA #635894	145,378		159,174
	FNMA #636030	264,071		288,531
	FNMA #638210	131,298		144,004
	FNMA #640996	254,436		287,127
	FNMA #646456	883,049		974,550
	FNMA #647989	992,703		1,095,566
	FNMA #648349	565,037		610,473
	FNMA #653145	431,048		465,538
	FNMA ARM #654285	266,611		283,223
	FNMA #659930	1,851,103		1,978,367
	FNMA #667787	338,897		361,391
	FNMA #670891	726,713		770,970
	FNMA 2003-W11 A1	9,239		9,129
	FHLMC 2617 HD	355,433		373,501
	FNMA 2003-W19-1A6	2,702,584		2,855,871
	FNMA 2004-W3 A15	258,107		259,004
	FNMA 2004-60 PA	927,132		983,107
	FHLMC 2750 DB	54,427		54,351
	FHLMC 2770 ON	1,244,019		1,279,105
	FHLMC 2843-BA	449,613		466,822
	FHLMC 2907-AG	633,107		658,989
	FHLMC 3154-AN	2,602,464		2,708,580
	FHMS 2006-K1-A2	5,758,631		6,309,483
	FEDERAL NATL MTG ASSN	6,530,000		6,777,089
	FEDERAL NATL MTG ASSN 2.0000%	6,470,000		6,488,155
	FEDERAL NATL MTG ASSN 2.1250%	3,965,000		3,982,125
	FNMA VAR 4/29/2011	1,806,000		1,806,037
	FNMA 2.5 5/15/14	795,000		793,440
	FANNIE MAE 2.625% 11/20/2014	3,100,000		3,069,010
	FNMA #695838	436,466		467,954
	FNMA #699883	2,106,912		2,214,452
	FNMA #702427	831,268		883,413
	FNMA #703937	106,238		113,289
	FNMA #704265	2,168,721		2,279,416

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	FNMA #705304	499,828		528,968
	FNMA #712343	2,718,932		2,801,491
	FNMA #720399	730,889		779,261
	FNMA #720422	404,901		431,857
	FEDERAL NATL MTG ASSN GTD MTG PASS	2,348,594		2,508,592
	FNMA #725090	571,060		604,932
	FNMA #725232	2,723,408		2,806,104
	FNMA #725284	213,735		226,017
	FNMA #725425	575,216		605,887
	FNMA #725773	2,360,378		2,480,856
	FNMA #725815	985,565		1,052,707
	FNMA #740843	398,819		421,871
	FNMA #741897	856,342		882,345
	FNMA #745275	3,930,122		4,040,862
	FEDERAL NATL MTG ASSN POOL #745418	6,180,195		6,491,780
	FNMA #745563	1,275,130		1,340,215
	FNMA #745629	2,368,025		2,507,160
	FNMA #747019	431,648		454,601
	FNMA #754297	272,434		284,964
	FNMA #759123	372,101		386,728
	FNMA #761141	1,872,323		1,972,606
	FNMA #764082	594,891		612,998
	FNMA #764156	401,330		419,136
	FNMA ARM #768117	305,698		322,934
	FNMA #780582	650,967		678,511
	FNMA #785506	5,656,863		5,823,329
	FNMA ARM #786628	349,716		371,537
	FNMA #794787	669,735		702,719
	FNMA ARM #799769	450,189		469,786
	FNMA ARM #801344	481,552		502,706
	FNMA #804303	4,036,760		4,242,803
	FNMA #220925.5% 9/1/34	1,505,219		1,582,048
	FNMA #809534 5.09% 2/01/35	934,423		982,060
	FNMA ARM #817198	293,187		309,664
	FNMA ARM #817199	367,148		390,932
	FNMA 10/1 HYBRID ARM 5.1% 8/1/35	1,634,085		1,713,222
	FNMA ARM #820545	556,187		584,210
	FNMA #822083	786,474		808,635
	FNMA ARM #826908	2,019,583		2,134,035
	FNMA #831809	2,764,548		2,936,468

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	FNMA #844705	1,527,642		1,610,608
	FNMA #844816	596,760		639,542
	FNMA ARM #847988	1,507,461		1,578,472
	FNMA ARM #849082	1,431,222		1,516,526
	FNMA ARM #849170	1,132,056		1,201,286
	FNMA #865689	1,686,178		1,780,368
	FNMA #865818	1,364,956		1,441,366
	FNMA ARM #866097	1,231,850		1,303,150
	FNMA 5.5 04/01/2021	2,164,205		2,296,353
	FNMA #871091	3,180,988		3,413,597
	FNMA ARM #872753	449,961		476,857
	FNMA #883267	1,484,695		1,612,605
	FNMA #886054	1,095,390		1,215,266
	FNMA ARM #887096	992,052		1,049,758
	FNMA #888414	3,337,348		3,431,384
	FNMA ARM #888989	1,834,278		1,938,620
	FNMA 889052 6 02/01/2038	3,053,198		3,278,490
	FNCL 30 YR	2,339,502		2,486,543
	FNMA #894803	3,499,578		3,755,485
	FNMA #922255	2,564,828		2,752,381
	FNMA 30 YR	2,117,147		2,248,807
	FEDERAL NATL MTG ASSN POOL #933805	3,848,281		4,079,779
	FNMA #949320	1,806,763		1,982,402
	FEDERAL NATL MTG ASSN GTD MTG PASS	2,397,510		2,559,888
	FEDERAL NATL MTG ASSN POOL #976421	1,004,741		1,035,625
	F CI 988113	1,061,332		1,123,591
	F CI 988961	1,163,617		1,231,875
	FNMA MORT 10/01/2039 5.5% #AD0319	4,912,890		5,174,655
	GNMA 2006-30-A	3,862,758		3,982,867
	GNMA REMIC TRUST 2009-63 1/16/2038	2,967,289		2,962,458
	GNMA 2004-60 A	55,631		55,604
	GNMA REMIC TRUST 2009-71 4/16/2038	4,279,244		4,310,825
	U.S. TREASURY BOND 5.25%	2,060,000		2,231,882
	U.S. T-BOND TIPS 1.625% 1/15/15	1,730,000		2,036,947
	UNITED STATES TREAS NTS 1.8750%	1,825,000		2,137,150
	UNITED STATES TREAS NTS 1.2500%	1,885,000		1,990,006
	UNITED STATES TREAS NTS 3.1250%	15,675,000		14,844,711
	UNITED STATES TREAS NTS 2.6250%	2,595,000		2,514,513
	UNITED STATES TREAS NTS 2.1250%	16,705,000		16,309,593
	FHLMC GOLD TBA 30 YR 4.5000%	2,000,000		1,995,000

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	FHLMC GOLD TBA 30 YR 5.0000%	3,650,000		3,742,389
	BANK OF AMERICA FDIC GTD TLG 3.1250%	2,115,000		2,191,557
	BANK OF AMERICA FDIC GTD TLG 2.1000%	1,625,000		1,640,000
	BANK OF AMERICA FDIC GTD TLG 2.3750%	1,690,000		1,722,014
	CITIGROUP FUNDING 2.125% NTS 7/12/12	2,730,000		2,756,314
	FREDDIE MAC 3588 AW VAR 6/15/2024	2,543,579		2,553,424
	FHLMC REMIC SERIES 3588 TA VAR	3,826,910		3,842,304
	GENERAL ELECTRIC 12/28/12 2.625%	4,545,000		4,631,752
	GOLDMAN SACHS GP INC FDIC TL 1.6250%	3,000,000		3,026,832
	JP MORGAN CHASE 1.65% 02/23/2011	1,475,000		1,488,053
	PRIVATE EXPORT 3.05% 10/15/14	3,425,000		3,432,071
	Common/Collective Trusts
	RVST GOVERNMENT INCOME FUND	1,034,112		26,897,253
	RVST STABLE CAPITAL FUND	82,685,323		82,685,323
	Money Market Funds
	RVST US GOVERNMENT SECURITIES I	31,026,127		31,026,127
	RVST MONEY MARKET FUND I	3,609,502		3,609,502

	TOTAL STABLE VALUE FUND, EXCLUDING WRAPPERS			567,380,464

	WRAPPER CONTRACTS
	AIG FINANCIAL – #27774, MATURES 12/31/50, 4.12%			111,836
	RBC I – #10903, MATURES 12/31/50, 4.02%			101,018
	RBC II – #20903, MATURES 12/31/50, 4.50%			99,485
	BANK OF AMERICA – #01-132, MATURES 12/31/50, 4.10%			101,317
	NATIXIS – #1025-06, MATURES 12/31/50, 4.04%			198,766
	JP MORGAN CHASE I – #AISP01, MATURES 12/31/50, 4.24%			120,904
	MET LIFE – #28972, MATURES 12/31/50, 3.98%			225,126
	MONUMENT LIFE II – #MDA00633TR, MATURES 12/31/50, 4.11%			60,025
	MONUMENT LIFE V – #MDA00375TR, MATURES 12/31/50, 4.08%			129,371
	PACIFIC LIFE – #26755, MATURES 12/31/50, 4.00%			164,344
	RABOBANK I – #ISP-109501, MATURES 12/31/50, 4.09%			91,473
	STATE STREET II – #101063, MATURES 12/31/50, 4.02%			154,401

	TOTAL WRAPPER CONTRACTS			1,558,066

	LOANS TO PARTICIPANTS
*	Various Loans – 3.25% to 9.50% due through 10/14/2039			95,833,667

	TOTAL LOANS TO PARTICIPANTS			95,833,667

	TOTAL INVESTMENTS, AT FAIR VALUE			$2,935,962,288

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE
	AIG FINANCIAL – #27774, MATURES 12/31/50, 4.12%			(1,658,247)
	RBC I – #10903, MATURES 12/31/50, 4.02%			(833,035)
	RBC II – #20903, MATURES 12/31/50, 4.50%			(1,058,761)
	BANK OF AMERICA – #01-132, MATURES 12/31/50, 4.10%			(1,487,410)
	NATIXIS – #1025-06, MATURES 12/31/50, 4.04%			(1,332,409)
	JP MORGAN CHASE I – #AISP01, MATURES 12/31/50, 4.24%			(1,844,113)
	MET LIFE – #28972, MATURES 12/31/50, 3.98%			(1,827,897)
	MONUMENT LIFE II – #MDA00633TR, MATURES 12/31/50, 4.11%			(541,968)
	MONUMENT LIFE V – #MDA00375TR, MATURES 12/31/50, 4.08%			(1,059,146)
	PACIFIC LIFE – #26755, MATURES 12/31/50, 4.00%			(1,540,402)
	RABOBANK I – #ISP-109501, MATURES 12/31/50, 4.09%			(1,353,269)
	STATE STREET II – #101063, MATURES 12/31/50, 4.02%			(1,285,901)

	TOTAL ADJUSTMENTS			(15,822,558)

	TOTAL INVESTMENTS			$2,920,139,730

*	Indicates party-in-interest
**	Cost information not required for participant-directed investments

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

By	/s/ Valeria M. Christensen
Valeria M. Christensen Delegate Employee Benefits Administration Committee

Date: June 24, 2010

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm — PricewaterhouseCoopers LLP

E-1